Exhibit 99.2

ANNOUNCEMENT

Pursuant to CVM Instruction 358, Perdigão S.A. announces the acquisition of the assets of the beef plant of Valore Participações e Empreendimentos Ltda. and its partners, currently operated by Unifrigo in Mirassol D´Oeste in the state of Mato Grosso.

This acquisition is worth approximately R$ 100 million and meets Perdigão’s  goals of expanding its operations in the beef business as set out in the Company’s strategic plan by 2011. Funds raised from the public offering of shares at the end of last year have been allocated for the acquisition of this facility.

The plant’s capacity, which today slaughters 500 head/day, is being expanded to two thousand head/day. Work is already in progress and should be concluded in maximum of 180 days.

Expansion work is being executed according international animal health and food safety standards in addition to environmental protection requirements. Once concluded, the industrial unit will begin to operate with two shifts, and as it gradually reaches full production capacity, hire a further 1,500 employees from the region.

Operating with advanced technology, the plant is already exporting to Russia and countries  such as the United Arab Emirates, Angola, Kuwait, Morocco, the West Indies and Georgia, among others, and is expected to receive authorization to sell its products into the European Union and to other countries. The company’s intention is to allocate the majority of its production to export markets.

Perdigão takes over control of the plant as soon as requirements of a legal and operational nature are met and the transfer can be concluded.

São Paulo, June 19 2007.

Wang Wei Chang

Chief Financial Officer